UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

La Pièce 12

CH-1180 Rolle

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

On January 12, 2026, SOPHiA GENETICS SA (the “Company”) announced the promotion of Ross Muken to Chief Executive Officer, effective July 1, 2026. Mr. Muken, who currently serves as President and has been a key executive at the company for five years, will succeed Dr. Jurgi Camblong, co-founder and CEO. Dr. Camblong will transition to Executive Chairman of the Board, subject to election at the Company’s Annual General Meeting in June 2026.

In addition, the Company announced certain preliminary unaudited financial results for the quarter and the year ended December 31, 2025. For the quarter ended December 31, 2025, the Company expects to report revenue of at least $21 million, representing an increase of approximately 20% year-over-year, and the Company performed over 105,000 analyses on SOPHiA DDM, representing 16% year-over-year growth. For the year ended December 31, 2025, the Company expects to report revenue of approximately $77 million, representing an increase of approximately 18% year-over-year, and the Company performed over 391,000 analyses on SOPHiA DDM, a new company record. The Company has not completed preparation of its financial statements for the quarter and the year ended December 31, 2025. The estimates presented in this Form 6-K for the quarter and year ended December 31, 2025 are preliminary and unaudited and are thus inherently uncertain and subject to change as the Company completes its financial results for the fourth quarter of 2025. The Company is in the process of completing its customary year-end close and review procedures as of and for the year ended December 31, 2025, and there can be no assurance that final results for this period will not differ from these estimates. During the course of the preparation of the Company’s consolidated financial statements and related notes as of and for the year ended December 31, 2025, the Company may identify items that could cause final reported results to be materially different from the preliminary financial estimates presented herein. The Company’s independent registered public accountants do not express any opinion regarding the preliminary financial estimates presented herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-280060, 333-289266 and 333-289270) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: January 12, 2026

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal and Regulatory Officer